SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Charles E. Dobrusin

104 South Michigan Ave., Suite 900

Chicago, IL 60603

(312) 436-1206

Harry B. Rosenberg

10 S. Wacker Dr., Suite 4000

Chicago, IL 60606

(312) 207-6456

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 15, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Page 1 of 15 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D	Page 2 of 15 Pages

CUSIP No. 448579102
1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of the trusts listed on Appendix A-1.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,487,343*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,487,343*
11.	Aggregate amount beneficially owned by each reporting person 3,487,343*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 2.1%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 2 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted to account for the 8,987,695 shares of Class B Common Stock repurchased by the Issuer on or about May 16, 2011. The Percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,017,711 shares of Common Stock outstanding as of April 28, 2011, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class A Common Stock owned by the Reporting Persons represent less than 0.1% of the total voting power of the Common Stock as of April 28, 2011, as adjusted. The shares of Class B Common Stock owned by the Reporting Persons represent 2.8% of the total voting power of the Common Stock as of April 28, 2011, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D	Page 3 of 15 Pages

CUSIP No. 448579102
1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) Mary Parthe, not individually, but solely as trustee of the trusts listed on Appendix A-2.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 21,128*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 21,128*
11.	Aggregate amount beneficially owned by each reporting person 21,128*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) Less than 0.1%
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 2 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted to account for the 8,987,695 shares of Class B Common Stock repurchased by the Issuer on or about May 16, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,017,111 shares of Common Stock outstanding as of April 28, 2011, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent less than 0.1% of the total voting power of the Common Stock as of April 28, 2011, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D	Page 4 of 15 Pages

CUSIP No. 448579102
1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-3.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,113,788*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,113,788*
11.	Aggregate amount beneficially owned by each reporting person 1,113,788*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.7%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 2 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted to account for the 8,987,695 shares of Class B Common Stock repurchased by the Issuer on or about May 16, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,017,111 shares of Common Stock outstanding as of April 28, 2011, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 0.9% of the total voting power of the Common Stock as of April 28, 2011, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D	Page 5 of 15 Pages

CUSIP No. 448579102
1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-4.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 57,003*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 57,003*
11.	Aggregate amount beneficially owned by each reporting person 57,003*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) less than 0.1%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 2 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted to account for the 8,987,695 shares of Class B Common Stock repurchased by the Issuer on or about May 16, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,017,111 shares of Common Stock outstanding as of April 28, 2011, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent less than 0.1% of the total voting power of the Common Stock as of April 28, 2011, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 15 Pages

EXPLANATORY NOTE: This constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the Reporting Persons with the SEC on August 26, 2010 pursuant to Section 13(d) of the Act, and Rule 13d-1(a) thereunder, as previously amended by Amendment No. 1 filed by the Reporting Persons with respect to the Issuer on September 9, 2010 (as so amended, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 2 without being defined herein have the respective meanings given to them in the Schedule 13D.

Schedule A attached to the Schedule 13D is replaced in its entirety by Schedule A attached hereto, and all references to “Schedule A” in the Schedule 13D shall be to “Schedule A” attached hereto. Schedule B attached to the Schedule 13D is replaced in its entirety by Schedule B attached hereto, and all references to “Schedule B” in the Schedule 13D shall be to “Schedule B” attached hereto.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by deleting the last paragraph thereof and adding the following:

On May 15, 2011, the Reporting Persons agreed to transfer 2,384,640 shares of Class B Common Stock received by them in the Distribution (as defined in the Schedule 13D filed with the SEC by the Reporting Persons on August 26, 2010) in the aggregate to the Issuer for consideration of $44.03 per share, or $104,995,699 in the aggregate. The transfers qualified as “Permitted Transfers” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock transferred to the Issuer remained shares of Class B Common Stock following the transfers. The parties consummated the transfers on or about May 16, 2011.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 8,470 shares of currently issued Class A Common Stock and 4,670,792 shares of Class A Common Stock issuable upon conversion of 4,670,792 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 3.9% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 2.8% of the total number of shares of Common Stock outstanding and 3.7% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Item 5 of Schedule 13D is hereby further amended by deleting the third paragraph thereof and replacing it with the following:

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as set forth in Schedule B described below, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 11,640 shares of currently issued Class A Common Stock and 95,366,219 shares of Class A Common Stock issuable upon conversion of 95,366,219 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 79.2% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 57.8% of the total number of shares of Common Stock outstanding and 76.3% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Item 5 of Schedule 13D is hereby further amended by adding the following after the seventh paragraph of Item 5:

As described in Item 4 above, on May 15, 2011, the Reporting Persons agreed to transfer 2,384,640 shares of Class B Common Stock received by them in the Distribution in the aggregate to the Issuer for consideration of $44.03 per share, or $104,995,699 in the aggregate. The transfers qualified as “Permitted Transfers” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock transferred to the Issuer remained shares of Class B Common Stock following the transfers. The parties consummated the transfers on or about May 16, 2011.

Item 7.	Material to Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended by adding the following exhibits thereto:

Exhibit 7	Purchase and Sale Agreement, dated as of May 15, 2011, between Hyatt Hotels Corporation and Charles E. Dobrusin and Harry B. Rosenberg, in their capacity as trustees of certain trusts for the benefit of James N. Pritzker and certain of his lineal descendents (incorporated by reference to Exhibit 10.4 of Hyatt Hotels Corporation’s Current Report on Form 8-K filed on May 16, 2011 (File No. 001-34521))

Exhibit 8	Purchase and Sale Agreement, dated as of May 15, 2011, between Hyatt Hotels Corporation and Mary Parthe, in her capacity as trustee of certain trusts for the benefit of Tal Pritzker (incorporated by reference to Exhibit 10.5 of Hyatt Hotels Corporation’s Current Report on Form 8-K filed on May 16, 2011 (File No. 001-34521))

Exhibit 9	Purchase and Sale Agreement dated as of May 15, 2011, between Hyatt Hotels Corporation and J.P. Morgan Trust Company (Bahamas) Limited, in its capacity as trustee of certain trusts for the benefit of James N. Pritzker and certain of his lineal descendants (incorporated by reference to Exhibit 10.6 of Hyatt Hotels Corporation’s Current Report on Form 8-K filed on May 16, 2011 (File No. 001-34521))

6

CUSIP No. 448579102	13D	Page 7 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2011

/s/ Charles E. Dobrusin

Charles E. Dobrusin,

not individually, but solely in his capacity as co-trustee of JNP 2010-P.G. Trust, JNP Parachute Mirror Trust K, JNP Parachute Mirror Trust L, JNP Parachute Trust #2, JNP Parachute Mirror Trust A, and JNP Parachute Mirror Trust B

/s/ Harry B. Rosenberg

Harry B. Rosenberg,

not individually, but solely in his capacity as co-trustee of JNP 2010-P.G. Trust, JNP Parachute Mirror Trust K, JNP Parachute Mirror Trust L, JNP Parachute Trust #2, JNP Parachute Mirror Trust A, and JNP Parachute Mirror Trust B

/s/ Mary Parthe
Mary Parthe, not individually, but solely in her capacity as trustee of Tal LaSalle Mirror Trust #17D and Tal—2010 ECI Family Trust #4

JP Morgan Trust Company (Bahamas) Limited, not individually, but solely in its capacity as trustee of JNP 2010 Parachute Trust N2 and JNP 2010 Parachute Trust N3

By:	/s/ Cameron A. Carey
Name: Cameron A. Carey
Title: Associate*

By:	/s/ Marsya Cates
Name: Marsya Cates
Title: Vice President*

*	A Secretary’s Certificate evidencing the authority of such persons to file this Amendment No. 2 on behalf of JP Morgan Trust Company (Bahamas) Limited was previously filed as Exhibit 5 to the Schedule 13D and is incorporated herein by reference.

CUSIP No. 448579102	13D	Page 8 of 15 Pages

CIBC Trust Company (Bahamas) Limited, not individually, but solely in its capacity as trustee of THP 2010 Trust N2, WJP 2010 Trust N2 and 1740-40 AANP Trust

By:	/s/ Schevon Miller
Name: Schevon Miller
Title: Authorized Signatory**

By:	/s/ Carlis E. Chisholm
Name: Carlis E. Chisholm
Title: Authorized Signatory**

**	A Secretary’s Certificate evidencing the authority of such persons to file this Amendment No. 2 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 6 to the Schedule 13D and is incorporated herein by reference.

CUSIP No. 448579102	13D	Page 9 of 15 Pages

Appendix A-1

JNP 2010-P.G. Trust

JNP Parachute Mirror Trust K

JNP Parachute Mirror Trust L

JNP Parachute Trust #2

JNP Parachute Mirror Trust A

JNP Parachute Mirror Trust B

CUSIP No. 448579102	13D	Page 10 of 15 Pages

Appendix A-2

Tal LaSalle Mirror Trust #17D

Tal—2010 ECI Family Trust #4

CUSIP No. 448579102	13D	Page 11 of 15 Pages

Appendix A-3

JNP 2010 Parachute Trust N2

JNP 2010 Parachute Trust N3

CUSIP No. 448579102	13D	Page 12 of 15 Pages

Appendix A-4

THP 2010 Trust N2

WJP 2010 Trust N2

1740-40 AANP Trust

CUSIP No. 448579102	13D	Page 13 of 15 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of the trusts listed on Appendix A-1	8,470	*	3,478,873	2.9%	2.1%	2.8%
Mary Parthe, not individually, but solely as trustee of the trusts listed on Appendix A-2	—	—	21,128	*	*	*
JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-3	—	—	1,113,788	0.9%	0.7%	0.9%
CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-4	—	—	57,003	*	*	*

* less than 0.1% beneficial ownership

1 All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on
Form 10-Q for the quarterly period ended March 31, 2011, as adjusted to account for the 8,987,695 shares of Class B Common Stock repurchased by the Issuer on or about May 16, 2011.

2 The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,539,406 shares of the Class A Common Stock outstanding as of April 28, 2011, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

3 The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of April 28, 2011, as adjusted.

4 The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of April 28, 2011, as adjusted.

5 With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 14 of 15 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	5,149,874	4.3%	3.1%	4.1%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	4,698,863	3.9%	2.8%	3.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	18,044,396	15.0%	10.9%	14.4%
Trustees of the Nicholas J. Pritzker Family Trusts[9]	—	—	5,846,633	4.9%	3.5%	4.7%
Trustees of the James N. Pritzker Family Trusts and Other Reporting Persons[10]	8,470	*	4,670,792	3.9%	2.8%	3.7%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts and Other Reporting Persons[12]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	7.1%	5.2%	6.9%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	3,170	*	8,731,294	7.2%	5.3%	7.0%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	8.3%	6.1%	8.0%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	6,186,817	5.1%	3.7%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	16,879,919	14.0%	10.2%	13.5%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	6,051,483	5.0%	3.7%	4.8%
Trustee of the Richard Pritzker Family Trusts[19]	—	—	520,587	0.4%	0.3%	0.4%

Pritzker Family Group Totals	11,640	*	95,366,219	79.2%	57.8%	76.3%

* Less than 1% beneficial ownership

1 All references to the number of shares outstanding are as of April 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as adjusted to account for the 8,987,695 shares of Class B Common Stock that were repurchased by the Issuer from certain of the Separately Filing Group Members on or about May 16, 2011.

2 The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,539,406 shares of Class A Common Stock outstanding as of April 28, 2011, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

3 The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of April 28, 2011, as adjusted.

4 The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of April 28, 2011, as adjusted.

5 With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of April 28, 2011, as adjusted, which is comprised of 44,539,406 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

6 See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

7 See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

8 See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

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9 See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

10 See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

11 See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

12 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

13 See the Schedule 13D filed on August 26, 2010 by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

14 See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

15 See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

16 See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

17 See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

18 See the Schedule 13D filed on August 26, 2010 by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

19 See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.